Exhibit 99.2

SciSparc: Subsidiary NeuroThera Labs Advances its Quantum Platform for Clinical Data Analytics on a Platform of an S&P 500 company

TEL AVIV, Israel, July 29, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced that NeuroThera Labs Inc. (TSXV: NTLX) (“NeuroThera”), a clinical-stage pharmaceutical company focused on developing novel treatments for central nervous system disorders, has successfully completed internal validation of a proprietary quantum sampling workflow developed platform for clinical trials data analysis (the “Platform”).

The validated workflow enables continuous probability distributions to be represented and analyzed within a quantum computing framework. The implementation was developed and evaluated using an S&P 500 company platform for hybrid quantum-classical computing. The validation supports a key component of the Platform’s computational architecture and is expected to further expand the Platform’s capabilities for addressing complex analytical challenges involving large-scale clinical and biomedical datasets.

Many real-world challenges in healthcare, life sciences, drug development and advanced analytics are naturally represented as continuous probability distributions.  The Platform’s proprietary methodology converts these continuous datasets into quantum-operable energy landscape representations, enabling the application of Quantum Markov Chain Monte Carlo (“QMCMC”) techniques while preserving the statistical characteristics of the original data.

By using the Platform, quantum dynamics generate proposed samples while a classical acceptance mechanism preserves the target probability distribution. This hybrid quantum-classical architecture enables continuous datasets to be explored through quantum-generated proposals while maintaining established statistical guarantees.

The validated workflow represents an important step toward enabling increasingly sophisticated quantum-enabled analytical capabilities as quantum computing technologies continue to evolve. NeuroThera believes efficient representation of continuous data within quantum systems will play an increasingly important role in next-generation computational approaches for healthcare and life sciences.

The Platform is being advanced through CliniQuantum, a quantum-focused technology initiative developing proprietary computational solutions for complex clinical data analytics, in which NeuroThera holds 54.01%.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its majority-owned subsidiary NeuroThera, engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera, is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI- 210 for the treatment of autism spectrum disorder and status epilepticus. The Company, through NeuroThera, also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About NeuroThera Labs Inc.

NeuroThera is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses the anticipated capabilities, performance, scalability and utility of NeuroThera’s quantum platform and of the validated quantum sampling workflow; the belief that efficient representation of continuous data within quantum systems will play an increasingly important role in next-generation computational approaches for healthcare and life sciences; the expectation that quantum computing technologies will continue to evolve in a manner that supports increasingly sophisticated analytical capabilities; the applicability of the platform to clinical, biomedical and drug development datasets; the continued development of the platform through CliniQuantum; NeuroThera’s ownership interest in CliniQuantum; and NeuroThera’s business objectives, plans and strategy generally.. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, filed with the SEC on April 29, 2026, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055